China Xuefeng Environmental Engineering Inc.
229 Tongda Avenue
Economic and Technological Development Zone,
Suqian, Jiangsu Province
People's Republic of China

November 14, 2016

VIA EDGAR

John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: China Xuefeng Environmental Engineering Inc.
Form 10-K for the Year Ended May 31, 2016
Filed August 30, 2016
Form 10-Q for the Quarter Ended August 31, 2016
File No. 333-175483

Dear Mr. Cash:

We are in receipt of your comment letters dated October 31, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Form 10-K for the Year Ended May 31, 2016

Customers, Page 5

1.
You disclose on page 6 that none of your customers individually accounted for more than 10% of revenue during the year ended May 31, 2016. However, we note disclosures on pages 27, 50, and 63 that indicate two customers accounted for your sales type leases and 66% of total revenue during the year ended May 31, 2016. Please correct your disclosure on page 6. Also, please be advised that you are required to disclose the amount or percentage of revenue attributable to each customer that accounts for 10% or more of total revenue and the name and relationship, if any, with each customer. Refer to ASC 280-10-50-42 and Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 7 of the 10-K/A to provide information regarding the two customers that account for 10% or more of our total revenue.

Financial Statements

Statements of Cash Flows, Page 40

2.
Please tell us how you determined it is appropriate to classify changes in security deposits payable in cash flows from operating activities. Please disclose the terms and conditions of the security deposits when the leases expire or are terminated, including whether the majority of the security deposits are expected to be returned to lessees or retained by the company.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we analyzed the nature of the activity and the predominant source of the related cash flows. As disclosed in Page 51, the Company entered into three operating lease arrangements with two customers for garbage processing equipment, which require a security deposit on $729,096, $1,458,192, and $607,580. We classified the security deposit within cash flow from operating activities based on the fact that the predominant source of the cash flows is associated with the operating lease arrangements that are directly related to the operations of our business.

The terms and conditions of the security deposits when the leases expire or are terminated are as follows: The customer should pay for the deposit amount, which is required in the agreement, within ten days after the garbage processing equipment is accepted and inspected. If the customer does not renew the lease term after expires, the Company will return the deposit to the customer after the equipment to be returned has been inspected and accepted by the Company.
Item 9A – Controls and Procedures, Page 68

3.
Please amend your Form 10-K to provide management's conclusion as to whether internal control over financial reporting was or was not effective as of May 31, 2016. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that management has determined that internal control over financial reporting was not effective as of May 31, 2016. Accordingly, we amend the disclosure on page 14 of the 10-K/A.

4.
We note your response to comment 5 in our letter dated March 9, 2016. Please disclose that management assesses the effectiveness of the company's internal control over financial reporting based on the 2013 COSO framework.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that management has determined that internal control over financial reporting based on the 2013 COSO framework on page 14 of the 10-K/A.

5.	To the extent you identify a material weakness, please disclose management's current plans or actions already undertaken, if any, for remediating the material weakness.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that our management concluded that the Company had a material weakness with respect to its internal controls over financial reporting because it did not have a sufficient number of personnel to provide for adequate segregation of duties and independent review and approval of specific transactions.  In addition, the Company lacked a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of America (U.S. GAAP).

Our management has identified the following steps to address the above material weakness:

(1) We have been working with a financial accountant to assist us in preparing our financial statements in accordance with US GAAP standards and SEC rules and regulations.

(2) We intend to hire, as needed, key accounting personnel with technical accounting expertise and reorganize the finance department to ensure that accounting personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions.

Accordingly, we amend the disclosure on page 14 of the 10-K/A.

Form 10-Q for the Quarter Ended August 31, 2016

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, Page 10

6.
You disclose that the acquisition of Linyi Xuefeng was treated as a combination of entities under common control and that you have included the historical financial results and assets and liabilities of Linyi Xuefeng in your first quarter financial statements. Please fully explain to us how your conclusion is consistent with the guidance in paragraph 3a of EITF 02-5. Please specifically address the ownership structure of the company and Linyi Xuefeng prior to the acquisition. Also, please provide us additional information regarding: the nature of the historical operating results of Linyi Xuefeng; the reasons why you acquired this entity; when and how they acquired their assets; and how you determined their net asset balance as of May 31, 2016.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that

a.	determination of combination of entities under common control

Yuan Li is the sole owner of Linyi Xuefeng prior to the acquisition. Yuan Li is the Chairman of the Board and Chief Executive Officer of the Company. He also has had since January 4, 2016 the written authorization agreement from the 72 shareholders of the Company and has decision making power on behalf of them and execution of investment plans. Total voting ownership interest of the shareholders within the agreement (including Yuan Li) is 50.31% and will vote shares in concert.

b.	the nature of the historical operating results of Linyi Xuefeng

Linyi Xuefeng is still in the construction stage without any production. The only non-operating revenue was subsidy received from the government for the city pollution garbage processing system construction.

c.	the reasons why you acquired this entity

The Company believes the acquisition of Linyi Xuefeng will complement its operations when completed and expand the ability of the Company to provide its customers with complete waste processing solutions. We believe this acquisition also lays a solid foundation for the Company to possess its own technology and equipment, to enter into the market in 2,300 county-level cities and 600 prefecture-level cities of China, and to promote waste disposal technology projects. It will enable the Company to open a new page of mixed waste disposal technology in the cities of China.

d.	when and how they acquired their assets; and how you determined their net asset balance as of May 31, 2016.

As disclosed in page 9 of form 10-Q for the quarter ended August 31, 2016, on August 4, 2016, Baichuang Information Consulting Co., Ltd ("Baichuang Information") entered into an agreement with Mr. Li Yuan, the sole shareholder of Linyi County Xuefeng Renewable Resources Utilization Technology Co., Ltd ("Linyi Xuefeng"), to purchase his 100% ownership of Linyi Xuefeng. Mr. Li Yuan is the Chief Executive Officer, main shareholder, and chairman of the board of the Company. The purchase price is to be determined by the audited net assets of the Company as of May 31, 2016,("payment anticipated to be RMB10,000,000 ($1,500,000 US) in cash and the balance to be paid in common shares of China Xuefeng at 75% of the closing price of the last trading day of stock delivery").  On October 7, 2016, a supplementary agreement was entered between both parties to finalize the purchase based upon the audited net asset value of $ 23,462,612 on May 31, 2016. The supplementary agreement indicated that the transfer price is $3 per share consisting entirely of stock of the Company.  Accordingly, 7,820,871 shares were issued to Mr. Li Yuan.

The net asset balance as of May 31, 2016 was determined based on the audited report of Linyi Xuefeng for the years ended May 31, 2016, 2015 and 2014.

7.	We remind you that you will be required to provide historical financial statements for Linyi Xuefeng and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we will file the pro forma as an exhibit to a current report on Form 8-K within the next week.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Mengyi "Jason" Ye of Ortoli Rosenstadt LLP at jye@or.legal or (212) 829-8955.

China Xuefeng Environmental Engineering Inc.

By: /s/ Li Yuan
Name: Li Yuan
Title: President & Chief Executive Officer